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                         MORGAN STANLEY STRATEGIST FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

November 22, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

RE:   MORGAN STANLEY STRATEGIST FUND
      (FILE NOS. 33-23669 AND 811-05634)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Strategist Fund (the "Fund") filed with the Securities and Exchange Commission on September 27, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 23 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about November 22, 2006.

          GENERAL COMMENTS TO FORM N-1A

COMMENT 1. PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
           INCLUDING THE "TANDY" PROVISION.

                 RESPONSE 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding Post-Effective Amendment.

           COMMENTS TO THE PROSPECTUS

COMMENT 2. PLEASE NOTE THAT CERTAIN SIDEBARS IN THE PROSPECTUS APPEAR IN ALL
           CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM THAT THEY ARE NOT IN ALL CAPS AS THEY APPEAR IN THE PRINTED PROSPECTUS.

                 RESPONSE 2. This disclosure appears in italics in the Fund's printed prospectus, not all caps.


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COMMENT 3. PLEASE CLARIFY SUPPLEMENTALLY WHAT IS MEANT BY THE SIXTH PARAGRAPH
           OF THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION OF THE PROSPECTUS.

                 RESPONSE 3. This paragraph is designed to explain that the Fund may adjust its exposure to equity and fixed income securities through derivative instruments rather than through direct investment in such securities.

COMMENT 4. THE SEVENTH PARAGRAPH IN THE SECTION TITLED "PRINCIPAL INVESTMENT
           STRATEGIES" DISCUSSES THE FUND'S INVESTMENT IN FOREIGN SECURITIES. IF THE FUND CAN INVEST IN EMERGING MARKET SECURITIES ADD DISCLOSURE HERE AND IN THE SECTION TITLED "PRINCIPAL RISKS."

                 RESPONSE 4. Emerging market securities are not a principal investment strategy or principal risk of the Fund. Disclosure regarding emerging market securities is already contained in the SAI.

COMMENT 5. IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
           MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                 RESPONSE 5. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

           COMMENTS TO THE SAI

COMMENT 6. PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT TO
           BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                 RESPONSE 6. The SAI currently includes such disclosure. Please see the section titled "Description of the Fund and Its Investments and Risks - Investment Strategies and Risks - Borrowing."

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and


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     -     the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5442. Thank you.

Sincerely,


/s/ Rita Rubin
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Rita Rubin


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